June 24, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rufus Decker, Accounting Branch Chief

Re:

Foster Wheeler AG

Form 10-K for the Year Ended December 31, 2012

Filed March 1, 2013

Form 10-Q for the Quarter Ended March 31, 2013

Filed May 2, 2013

Definitive Proxy Statement on Schedule 14A

Filed March 26, 2013

Response Letter Dated May 24, 2013

File No. 1-31305

Dear Mr. Decker:

Set forth below is a response of Foster Wheeler AG (“Foster Wheeler”, the “Company”, “we”, “our” or “us”) to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 12, 2013. For your convenience, this letter sets forth in italics the Staff’s comment before the response thereto.

Schedule 14A Filed March 26, 2013

Executive Compensation, page 35

2012 STI Plan Performance Targets, page 44

1.	We re-issue comment 21 of our letter dated May 13, 2013. In future filings, please disclose the key initiative goals and actual achievement levels that lead to the STI Plan Awards granted to your NEOs.

Response:

In order to clarify our disclosure and in response to the Staff’s comment, we will disclose in future filings the key initiative goals and achievement levels determined and approved by our Compensation and Executive Development Committee that lead to the determination of the performance multiplier for our NEOs for this component of the STI Plan.

* * * * *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that

United States Securities and Exchange Commission

June 24, 2013

we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am available at +44 118 913 8775 to discuss this matter with you at your convenience. You may also contact Lisa Wood, Vice President and Controller, at +1 908 713 2801 to discuss this matter.

Very truly yours,

/s/ Franco Baseotto

Franco Baseotto
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Leland Benton, Staff Attorney, Securities and Exchange Commission
Craig Slivka, Special Counsel, Securities and Exchange Commission
Jeffrey Gordon, Staff Accountant, Securities and Exchange Commission
Nudrat Salik, Staff Accountant, Securities and Exchange Commission